Filed Pursuant to Rule 424(b)(5)

Registration No. 333-291212

Prospectus Supplement Dated May 8, 2026

To Prospectus Supplement Dated March 13, 2026

(to Prospectus dated November 21, 2025)

Silvaco Group, Inc.

Up to $35,000,000
Common Stock

This Prospectus Supplement (this “prospectus supplement”), amends and supplements our base prospectus dated November 21, 2025, as amended and supplemented by the at the market offering prospectus supplement dated March 13, 2026 (the “ATM prospectus supplement”). This prospectus supplement should be read in conjunction with the ATM prospectus supplement and the accompanying base prospectus. Except for the information provided in this prospectus supplement, all other information contained in the ATM prospectus supplement remains unchanged.

We have previously entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), relating to shares of our common stock, $0.0001 par value per share. Sales of our common stock, if any, under this prospectus supplement and the ATM prospectus supplement will be made by any method permitted that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Jefferies is not required to sell any specific amount of securities, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Jefferies and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

We are filing this prospectus supplement to amend the ATM prospectus supplement to reflect an increase in our existing at the market offering program to allow for the issuance of an additional $20.0 million in shares of our common stock pursuant to the Sales Agreement, for a total of $35.0 million (inclusive of any amounts sold prior to the date hereof). As of May 7, 2026, we have sold 752,744 shares of common stock with an aggregate offering price of approximately $4,331,280 through the at the market offering program pursuant to the Sales Agreement. Therefore, we may offer and sell an aggregate of up to $30,668,720 of our shares of common stock pursuant to this prospectus supplement.

We previously offered and sold securities under our shelf registration statement on Form S-3 (File No. 333-291212) pursuant to General Instruction I.B.6, often referred to as the “baby shelf” rule, because our public float was below $75 million. Based on the reported sale price of our common stock of $12.46 per share, as reported on the Nasdaq Global Select Market on May 6, 2026, the aggregate market value of our public float, calculated according to General Instruction I.B.6. of Form S-3, is $175,270,596 based on 32,688,557 shares of our common stock outstanding as of May 6, 2026, 2026, of which 14,066,661 shares are held by non-affiliates. As the aggregate market value of our outstanding common equity held by non-affiliates exceeded $75 million, we are no longer subject to the baby shelf limitation on the amount of securities we may sell. Consequently, we are relying on General Instruction I.B.1 of Form S-3 and may offer and sell additional securities without the prior 12-month limitations under General Instruction I.B.6. All other terms of the existing at-the-market offering program and the Sales Agreement remain unchanged.

Jefferies will be entitled to compensation at a commission rate of up to 3.0% of the aggregate gross sales price per share sold pursuant to the Sales Agreement, unless otherwise agreed to by Jefferies and the Company. In connection with the sale of our common stock on our behalf, Jefferies will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Jefferies will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contributions to Jefferies against certain civil liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended. See “Plan of Distribution” beginning on page S-9 of the ATM prospectus supplement for additional information regarding the Sales Agent’s compensation.

Our common stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “SVCO.” On May 7, 2026, the last reported sale price of our common stock on Nasdaq was $12.06 per share.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus supplement and for future filings. See “Prospectus Supplement Summary-Implications of Being an Emerging Growth Company and a Smaller Reporting Company” beginning on page S-1 of the ATM prospectus supplement.

Investing in our common stock involves a high degree of risk. You should read this prospectus carefully before you make your investment decision. See “Risk Factors” beginning on page S-4 of the ATM prospectus supplement, as well as the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Jefferies

The date of this prospectus supplement is May 8, 2026.